Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 2 DATED AUGUST 31, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Serendipity Apartments — Dallas, Texas

On August 31, 2017, we acquired a $4,000,000 joint-venture limited partnership investment (the “Equity Investment”) in connection with the acquisition of a 343-unit multifamily apartment community (the “Property”), located in Dallas, Texas.  The Equity Investment was made in conjunction with a commitment by Realty Mogul 91, LLC, an entity managed by an affiliate of our manager, to invest an additional $1,675,000 in joint venture capital raised on the Realty Mogul, Co. platform.  Together, these investments of $5,675,000 comprise approximately 90% of the total equity invested towards the acquisition and planned Property improvements.  This acquisition’s capital structure consists of approximately (i) $18,800,000 in senior debt (the “Senior Loan”), (ii) $2,313,803 in joint venture equity by the manager of the property (the “Sponsor”) and Realty Mogul 91, LLC, and (iii) the $4,000,000 Equity Investment held by us.

The Sponsor secured the Senior Loan, which includes $3,500,000 for renovations and associated costs,  as well as a $1,200,000 performance earnout.  The term of the Senior Loan is three years, as of the acquisition date, with interest-only payments for two years and two 12-month extension options.  The Senior Loan’s interest rate is fixed at 4.75% for the first 3-year term and 5.00% for each of the two extension options.

The Property is a garden-style apartment community with floor plans consisting of studios, and one and two-bedrooms, averaging approximately 610 sq. ft. per unit.  Amenities include a clubhouse, a business center, picnic areas, two swimming pools, a fitness center, and laundry facilities.  The Property was acquired at a price of $56,851 per unit, at a 5.11 capitalization rate on trailing 12-months income.  The remaining investment will be used for operating expenses and improvements intended to enhance the Property to meet Class B standards.  These improvements are planned for both interior and exterior of the Property, as well as all 343 units.    Interior renovations are expected to take place over three years at a cost of approximately $8,861 per unit and include the installation of new appliances, new ceiling fans, lighting fixtures,  and repainting of cabinets.  Exterior renovations include painting, carpentry, new landscaping and drainage, a dog park, swimming pool improvements, resealed parking lots, and a new signage package.  The Sponsor anticipates that the renovations will increase monthly rents by $142 per unit.  As of March 2017, the property was 95.3% occupied.  The Property is located approximately 8.2 miles from downtown Dallas, Texas, 1.25 miles from U.S. Route 75, 3.0 miles from Southern Methodist University, and within walking distance to Top Golf, Whole Foods, and the Dallas Equestrian Center, as well as other nearby retail options including Target, Walmart, Home Depot, REI, Aldi Supermarket, Alamo Drafthouse, and the Northpark Mall.    The White Rock Creek Greenbelt, an outdoor recreational activity area is located nearby.

The Property is located in the Dallas-Plano Metropolitan Statistical Area (the “MSA”).  The MSA is the 4th largest metropolitan statistical area in the United States, with a total population of approximately 7.23 million people as of the July 2016, according to the United States Census Bureau.  Between July 2010 and July 2016, population growth for the MSA was estimated at 12.1%, exceeding the national average of 4.5% over the same time period.  According to the Bureau of Labor Statistics, job growth in the Dallas-Plano-Irving, Texas Metro Division was 3.1% in July 2017, above the national average of 1.5% for the same period.

In connection with the Equity Investment, we have partnered with an experienced sponsor that specializes in, and has a track record with, the acquisition and management of over $1 billion in real estate properties since its inception in 2002, including the management of over 10,000 multifamily units, 4,000 of which are located in the Dallas-Fort Worth area.